October 20, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Registration Statement on Form F-1 Filed October 6, 2022 File No. 333-265900

Ladies and Gentlemen:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated October 13, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265900) filed by the Company on October 6, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the F-1 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Amendment No. 3 to Form F-1 filed on October 6, 2022

Capitalization, page 72

1.	You indicated on page 10 that the midpoint of the Company's IPO price range is $7 per share. We further note you disclosed in the capitalization table and the dilution table on page 72 and page 74, respectively, that $6 per share is the midpoint of the price range. Please revise to reconcile the discrepancies.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 74 to clarify that the midpoint of the price range is $7.00.

Dilution, page 73

2.	Please exclude the intangible assets from your historical net tangible book value and per share calculation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 to exclude intangible assets from its historical net tangible book value and per share calculation.

Description of Share Capital, page 125

3.	As previously requested, please explain to us the reasons for any difference between recent valuation of your common shares leading up to the planned initial public offering and the mid-point of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuance including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment. An analysis explaining the reasons for the differences between recent valuations of the Company’s Common Shares leading up to the proposed IPO and the estimated offering price per share is provided below. All share and per share amounts have been presented giving effect to a stock split effected by the Company, at a ratio of 1 to 30.

The Company and Aegis Capital Corp. (“Aegis”), as sole underwriter for the Company’s proposed initial public offering (“IPO”), currently estimate a pre−money equity valuation for the Company at the time of IPO (the “Valuation Range”) that corresponds to a range per common share of $6 to $8 (the “Preliminary IPO Price Range”). The mid−point of the Preliminary IPO Price Range is $7 per share. The Valuation Range was determined based, in part, upon the Company’s business and financial prospects, prospects for the Company’s industry more broadly, the general condition of the securities markets, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies. The Company notes that, as is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions among the Company and Aegis based on their collective assessment of the foregoing factors

In 2021 and 2022, the Company undertook to grant options to purchase Ordinary Shares, to certain directors, officers, employees and consultants, as follows:

Option Grant Date	Number of Option Shares	Exercise Price (CAD)
May 26, 2021	20,000	$22.50
May 26, 2021	2,000	$22.50
May 26, 2021	2,000	$22.50
May 26, 2021	2,000	$22.50
July 2, 2021	20,000	$25.20
September 19, 2021	4,000	$24.90
October 22, 2021	2,000	$23.40
December 8, 2021	12,667	$20.40
February 1, 2022	10,000	$16.80
February 1, 2022	2,000	$16.80
February 1, 2022	6,667	$16.80
February 1, 2022	2,000	$16.80
February 1, 2022	31,333	$24.00
May 26, 2021	2,000	$22.50
May 26, 2021	2,000	$22.50
May 26, 2021	3,000	$22.50
May 26, 2021	16,000	$5.55
May 26, 2021	2,000	$22.50
October 22, 2021	1,000	$23.40
October 22, 2021	3,000	$23.40
December 7, 2021	3,333	$30.00
February 1, 2022	3,000	$16.80
February 1, 2022	2,000	$16.80
February 1, 2022	3,667	$16.80

The exercise prices were determined based on the closing price of the Company’s Common Shares on the Canadian Stock Exchange (the “CSE”) on the day before the grant, as required for companies listed on the CSE.

In addition, the Company notes that all but one option grant made in 2021 and 2022 were issued at an exercise price well above the Preliminary IPO Price Range.

Consolidated Financial Statements, page F-4

4.	As previously requested, please reflect the 1:30 reverse stock split retroactively as of and for your fiscal year ended October 31, 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout its consolidated financial statements to reflect the 1:30 reverse stock split retroactively as of and for its fiscal year ended October 31, 2021.

Notes to the Condensed Interim Consolidated Financial Statements

Lease Liabilities, page F-35

5.	We note you entered into a lease agreement in the third quarter of fiscal year 2021, but there was no right of use asset or related lease liability recognized as of October 31, 2021. Please clarify and tell us when you adopted ASC 842, Leases.

Response: The Company hereby advises the Staff that it reports under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. As of October 31, 2021 the Company did not believe that the adoption of IFRS 16 “Leases” would have had a material effect on the financial statements, and therefore, it only recorded the right of use assets and related lease liability in its financial statements for the nine month period ended July 31, 2022.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer

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